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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51750

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH., D.C. 354 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Miller Tabak + Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
331 Madison Avenue – 12th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brett Maybrown **(212) 370-0040**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Miller Tabak + Co., LLC (the "Company") at and for the year ended December 31, 2001, are true and correct. We further affirm that neither the Company nor any member has any proprietary interest in any account classified solely as that of a customer and that the financial statements of the Company are made available to all firm members and allied members of the New York Stock Exchange, Inc.

Member of the Managing Member
Jeffrey D. Miller

Member of the Managing Member
Jeffrey Tabak

LOIS E. TORRES
NOTARY PUBLIC, State of New York
No. 31-4845964, Qualified in Suffolk Coun
Certificate Filed in New York County
Commission Expires 1-31-06

Notary Public

STATEMENT OF FINANCIAL CONDITION

Miller Tabak + Co., LLC

December 31, 2001
with Report of Independent Auditors

Miller Tabak + Co., LLC
331 Madison Avenue – 12th Floor
New York, NY 10017
December 31, 2001

Board of Directors
New York Stock Exchange
c/o Data Control Section
20 Broad Street, 22nd Floor
New York, NY 10005

Gentlemen:

We, the undersigned, members or allied members of Miller Tabak + Co., LLC have caused an examination of our financial statements to be made in accordance with generally accepted auditing standards and prescribed regulations.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial statements for the period ended December 31, 2001 represent true and correct financial position, results of operations and changes in financial position of our organization, and will be made available to those members and allied members whose signatures do not appear below.

Member of the Managing Member
Jeffrey D. Miller

Member of the Managing Member
Jeffrey Tabak

LOIS E. TORRES
NOTARY PUBLIC, State of New York
No. 31-4845964, Qualified in Suffolk Cour
Certificate Filed in New York County
Commission Expires 1-31-06

Notary Public

Miller Tabak + Co., LLC

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Members of
Miller Tabak + Co., LLC

We have audited the accompanying statement of financial condition of Miller Tabak + Co., LLC (a Limited Liability Company) (the "Company") as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Tabak + Co., LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 27, 2002

Miller Tabak + Co., LLC

Statement of Financial Condition

December 31, 2001

(In Thousands)

Assets	
Cash	$ 543
Due from brokers and dealers	64,928
Securities owned, at market value	7,430
Investments, at fair value	3,509
Furniture, fixtures and leasehold improvements, at cost less accumulated depreciation and amortization of $3,301	2,712
Other assets	2,109
Total assets	$81,231
Liabilities and members' equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$64,775
Accrued expenses and other liabilities	3,063
	67,838
Commitments and contingencies	
Members' equity	17,355
Less receivables from members	(3,962)
Members' equity	13,393
Total liabilities and members' equity	$81,231

See accompanying notes to statement of financial condition.

Miller Tabak + Co., LLC

Notes to Statement of Financial Condition

December 31, 2000

(In Thousands)

1. Organization and Operations

Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE"). In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Managing Member of the Company is Jeffco Management LLC, ("Jeffco"),which has a 52% membership interest in the total members' equity, before deducting receivables from members, of the Company at December 31, 2001. MTH Holdings, Inc., ("Holdings"), a New York Corporation, an affiliate of the Company had a 29% interest in the total members' equity, before deducting receivables from members, of the Company at December 31, 2001.

The Company effects trades on behalf of its customers and itself in equities, fixed income instruments, options and futures. The Company's customers, which include institutions and some individuals, are introduced to a clearing broker-dealer on a fully disclosed basis. In addition, the Company performs investment services for institutional clients, including consulting and research.

2. Significant Accounting Policies

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent, however actual results could differ from these estimates.

Cash balances are primarily held at one major financial institution. At December 31, 2001, $443 was held in excess of FDIC (Federal Depository Insurance Company) coverage limits.

2. Significant Accounting Policies (continued)

Securities owned and securities sold, not yet purchased are recorded at independent market prices where readily available. Securities are valued at their last sales price as of the end of the year, or if such security did not trade on such day, the most recent sales price in which a sales price was reported. In the absence of quoted values or when quoted values are not deemed to be representative of market values, investments are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

Investments are carried at estimated fair value as determined by the Managing Member after considering appropriate information available at the time. Estimated fair value may not represent the ultimate net realizable value of such investments.

Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or their estimated useful lives.

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

3. Due From Brokers and Dealers

Due from brokers and dealers includes primarily proceeds from securities sold short, net receivables and payables for unsettled transactions, margin deposits and cash balances with the Company's clearing broker (the "Clearing Broker"). Cash at the Clearing Broker that is related to securities sold, not yet purchased, is restricted until the securities are purchased. Margin debt balances are collateralized by certain of the Company's securities owned. At December 31, 2001, the Company had no margin debt balance.

4. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute net capital in accordance with the Alternative Net Capital Requirement. At December 31, 2001, under this alternative, net capital, as defined, shall not be less than $250. At December 31, 2001 the Company had net capital of $3,334, which exceeded required net capital by $3,084.

The Company was permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its clearing broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker the Company has the option to utilize the equity maintained at the clearing broker in lieu of regular haircuts. For the year ended December 31, 2001 the Company did not elect to qualify any securities under this rule.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the net capital rule of the SEC.

5. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of the following (in thousands):

Securities owned, at market value:	
Equity securities	$ 3,549
Options	3,815
Fixed income	66
	$ 7,430
Securities sold, not yet purchased, at market value:	
Equity securities	$55,707
Options	9,024
Fixed income	44
	$64,775

All securities owned may be pledged or sold by the clearing broker.

(In Thousands)

6. Investments

Investments, at fair value, at December 31, 2001 consist of the following:

Investment in Miller Tabak Roberts Securities, LLC	$2,915
Measurisk LLC (formerly Derivative Associates, Inc.)	532
Other	62
	$3,509

At December 31, 2001 the Company had a 25% membership interest in Miller Tabak Roberts Securities, LLC ("MTR"), a registered broker dealer with the SEC and a member of the National Association of Securities Dealers, Inc.

The Company accounts for its investment in MTR at an amount equal to its member's equity which approximates fair value.

At December 31, 2001, the Company had an interest in Measurisk LLC, which provides risk consulting services. The Company accounts for its investment in Measurisk LLC at fair value.

7. Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk

The Company trades various financial instruments and enters into various investment activities with off balance sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities on the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded on the statement of financial condition.

7. Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk (continued)

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in securities sold, not yet purchased in the statements of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value.

The Company continuously monitors its transactions with off-balance sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an offsetting option to reduce potential loss due to changes in the market value.

The clearing operations for the Company's securities are provided primarily by one broker (the "Clearing Broker"). At December 31, 2001, substantially all assets, including due from brokers and dealers and securities owned, are held at the Clearing Broker. Balances from other broker-dealers primarily relate to commissions receivable. In the event the Clearing Broker is unable to fulfill its obligations, the Company would be subject to credit risk. This risk is mitigated by the fact that all accounts at the Clearing Broker are fully protected by an excess securities bond issued by a major insurance provider.

The Company has agreed to indemnify its Clearing Broker for losses which may be sustained as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2001, customer obligations to the Clearing Broker were collateralized by the customers' cash and securities with a market value in excess of the obligations.

8. Related Party Transactions

At December 31, 2001, equity notes receivable from members totaled $626 and bear interest at 4%. Other amounts of $3,336 at December 31, 2001, which are also due from members, bear interest at the broker call rate and include advances made to Holdings and the members of Jeffco. All receivables from members are deducted from members' equity in the accompanying statements of financial condition.

Pursuant to a Facilities Management Agreement (the "FMA"), the Company provides general administrative services to MTR, including providing office space, furniture and equipment, office management, trading support personnel, contracting and paying for floor brokerage and clearance services and maintaining books and records (collectively "Administrative Services"). As compensation for providing Administrative Services the Company receives a fee based on a sliding scale percentage of net realized trading gains of MTR.

9. Income Taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

(In Thousands)

10. Commitments and Contingencies

The Company occupies its premises under a lease, which expires December 31, 2008. The lease provides for minimum annual rentals of $588 through 2008 and the escalation of rental charges based upon increases in taxes and maintenance costs.

As of December 31, 2001, the Company has an option to acquire a seat on the Chicago Board Options Exchange, Inc. ("CBOE") for $142. At December 31, 2001, the market value, at bid price, was $350 for a CBOE seat. This seat is being leased by the Company during the option period ending June 30, 2002, at an amount computed by applying to the outstanding option price a rate equivalent to 2% in excess of the broker call rate.